News Release	(Q1 - 04 -03)	April 29, 2004
PURCHASE OF SHARES OF YAMANA

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces that Santa Elina Mines Corporation, Yamana's principal shareholder, has agreed to sell 6,000,000 shares of Yamana, representing approximately 6.3% of the outstanding shares of Yamana, at a price of C$3.00 per share as part of a pre-arranged trade to an institutional investor.

Following completion of the transaction, which is expected to close on May 6, 2004, Santa Elina will continue to hold 27,235,713 shares of Yamana, representing approximately 28% of the outstanding shares of Yamana, and 15,942,856 common share purchase warrants.

A benefit of this transaction is that a new sophisticated investor has been introduced to the company. The shares are being purchased by a South American company with significant banking, financial markets and asset management interests in South America and elsewhere. The purchaser also has gold markets industry experience.

Commenting on the transaction, Yamana's President and Chief Executive Officer Peter Marrone stated, "This transaction increases our public shareholder interest and moves control of the company into the marketplace. We believe these are positive results. Further, the transaction introduces a new and sophisticated investor to the company. We believe that the endorsement by this new shareholder supports our view that there is significant unrealized value in the company. Santa Elina has been and remains a faithful supporter of Yamana and we are pleased that it continues to provide ongoing commitment to the company."

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina subject to an earn-in. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone	Rebecca Greco
President & Chief Executive Officer	Investor Relations-North America
(416) 815-0220	(416) 945-7350
E-mail: investor@yamana.com	E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

News Release	(Q1 - 04 -03)	April 29, 2004

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.